

Mail Stop 3561

October 16, 2017

Robert Y. Lee
Chairman and Chief Executive Officer
American Patriot Brands, Inc. (f/k/a The Grilled Cheese Truck, Inc.)
4570 Campus Drive, Suite 1
Newport Beach, California 92660

> **Re: American Patriot Brands, Inc. (f/k/a The Grilled Cheese Truck, Inc.)**
> **Item 4.02 Form 8-K**
> **Filed October 10, 2017**
> **File No. 000-54070**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review
Item 4.02 Form 8-K

1. Please amend the Item 4.02 disclosures in their entirety to disclose the date that the Board of Directors or management concluded that the financial statements included in the Form 10-K for the fiscal year ended December 31, 2015 (the 2015 Form 10-K) should no longer be relied upon. Also disclose if the comparative financial statements for the fiscal year ended December 31, 2014 are also inclusive of non-reliance, as we note the 2015 Form 10-K did not include an audit report covering either fiscal year December 31, 2015 or December 31, 2014. Refer to Item 4.02(a)(1) of the Form 8-K.

2. Disclose whether the Board of Directors, or authorized officer or officers, discussed the matter of non-reliance on the financial statements with your independent registered public accounting firm. Refer to Item 4.02(a)(3) of the Form 8-K.

3.   In addition, please further amend your 2015 Form 10-K to label as unaudited in their entirety each page of the financial statements. In this regard, we note that in the Form 10-K/A filed on October 11, 2017 (the 2015 Form 10-K/A), only the December 31, 2015 column on the consolidated balance sheets, statements of operations and statements of cash flows had been labeled as unaudited, rather than both the December 31, 2015 and December 31, 2014 columns. Also, please expand the disclosure under Item 9A of the 2015 Form 10-K/A under Management's Annual Report on Internal Control over Financial Reporting to indicate whether management, inclusive of your principal executive officer and principal financial officer concluded that due to the material weaknesses your internal control over financial reporting was not effective.

4.   Please file as correspondence, a separate supplemental response letter that addresses each of the above comments contained in this letter. Amendments to the Item 4.02 Form 8-K and 2015 Form 10-K/A should be filed as soon as practicable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3328, if you have questions regarding the above matters.

                                        Sincerely,

                                        /s/ Beverly A. Singleton

                                        Beverly A. Singleton
                                        Staff Accountant
                                        Office of Transportation and Leisure